Filed Pursuant to Rule 424(b)(5)

Registration No. 333-296924

Amendment No. 2 to

PROSPECTUS SUPPLEMENT

(To the Prospectus Dated June 29, 2026)

Up to $285,000
Common Stock

This Amendment No. 2 to Prospectus Supplement (this “Amendment”) amends and supplements the information in the prospectus supplement, dated September 11, 2026, and the accompanying prospectus, dated June 29, 2026, as amended by Amendment No, 1 to Prospectus Supplement, dated November 4, 2026, which was filed with the Securities and Exchange Commission (the “SEC”) pursuant to our registration statement on Form S-3 (File No. 333-296924) (the “Prior Prospectus”), relating to the offer and sale of shares of our Class A common stock, par value $0.0001 per share (“common stock”), having an aggregate offering price of up to $1,225,000 from time to time through or to A.G.P./Alliance Global Partners (“A.G.P.”), acting as our sales agent or principal pursuant to a sales agreement, dated September 11, 2026 (the “Sales Agreement”), that we previously entered into with A.G.P. This Amendment should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto.

We are filing this Amendment to amend the Prior Prospectus to reduce the amount of our common stock we may offer and sell under the Sales Agreement to up to an aggregate of $285,000.

Our common stock is listed on The Nasdaq Capital Market under the symbol “BIVI.” On November 4, 2026, the last reported sale price of our common stock was $1.34 per share.

As of November 4, 2026, the aggregate market value of our common stock held by non-affiliates, or the public float, pursuant to General Instruction I.B.6 of Form S-3 was $17,905,158.45, which was calculated based on 8,649,835 shares of our common stock outstanding held by non-affiliates as of October 31, 2026 at a price of $2.07 per share, the closing sale price for our common stock on September 8, 2026. As of the date hereof, we have offered and sold approximately $282,958 of shares of our common stock pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in public primary offerings on Form S-3 with a value exceeding one-third of our public float (as defined by General Instruction I.B.6) in any 12-calendar month period so long as our public float remains below $75 million.

Investing in our common stock involves a high degree of risk. Before buying any common stock, you should review carefully the risks and uncertainties described under the heading “Risk Factors” in the Prior Prospectus, and in the documents incorporated by reference into the Prior Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Amendment is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Sales Agent

A.G.P.

The date of this Amendment No. 2 to Prospectus Supplement is November 4, 2026